Exhibit 12.2
KANSAS CITY POWER & LIGHT COMPANY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year to date
	September 30
	2004	2003	2002	2001	2000	1999

Income from continuing operations	(thousands)
before cumulative effect of changes
in accounting principle	$117,425	$125,845	$102,666	$116,065	$53,014	$82,485
Add:
Equity investment (income) loss	-	-	-	(23,516)	22,994	22,328
Minority interests in subsidiaries	(3,804)	(1,263)	-	(897)	-	-

Income subtotal	113,621	124,582	102,666	91,652	76,008	104,813

Add:
Taxes on income	63,946	83,572	62,857	31,935	7,926	4,707
Kansas City earnings tax	592	418	635	583	421	602

Total taxes on income	64,538	83,990	63,492	32,518	8,347	5,309

Interest on value of leased
property	4,744	5,944	7,093	10,679	11,806	8,577
Interest on long-term debt	47,612	57,697	63,845	78,915	57,896	51,327
Interest on short-term debt	381	560	1,218	8,883	11,050	3,178
Mandatorily redeemable Preferred
Securities	-	9,338	12,450	12,450	12,450	12,450
Other interest expense
and amortization	2,883	4,067	3,772	5,188	2,927	3,573

Total fixed charges	55,620	77,606	88,378	116,115	96,129	79,105

Earnings before taxes on
income and fixed charges	$233,779	$286,178	$254,536	$240,285	$180,484	$189,227

Ratio of earnings to fixed charges	4.20	3.69	2.88	2.07	1.88	2.39